Exhibit 99.1

August 21, 2025

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Disclosure pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and para 202.05 read with para 202.06 of the NYSE Listed Company Manual, it is hereby informed that Wipro (through its subsidiaries) has signed a definitive agreement to acquire 100% shareholding in Harman Connected Services Inc. and its subsidiaries and certain other assets (collectively, “DTS”) from Harman International Industries, Inc. on August 21, 2025.

The details as required under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with relevant SEBI circulars are provided in Annexure-1.

This is for your information and records.

Thanking You,

For Wipro Limited

M Sanaulla Khan

Company Secretary

ENCL: As above

Annexure -1

Details as required under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with relevant SEBI circulars

Sl. No.	Particulars	Description

1	Name of the target entity	Harman Connected Services Inc. and its subsidiaries and certain other assets (collectively, “DTS”) from Harman International Industries, Inc.

2	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired?	No

3	Industry of Target entity	Information Technology (IT) and Engineering, Research & Development (ER&D) services

4	Acquisition objectives and Impact of acquisition	DTS is a global provider of ER&D and IT services. The acquisition expands Wipro’s ER&D service offerings and capabilities by enhancing its AI-powered digital engineering and device engineering - including design-to-manufacturing - across technology, industrial, aerospace, healthcare, and consumer industries. Combining DTS’ personalized, high-touch service model with Wipro’s global scale, advanced technology ecosystem, and expansive resources, will allow clients to gain access to the best of both worlds: the agility and precision of a specialist provider and the reach and capabilities of a global leader.

5	Government or regulatory approval required	Anti-trust approvals required under the competition laws of the United States, and such other regulatory approvals as may be required.

6	Indicative time period for completion of acquisition	The transaction is expected to be completed by December 31, 2025.

7	Nature of consideration	Cash

8	Cost of acquisition and / or the price at which the shares are acquired	Purchase consideration including earn-outs, totaling up to US$375 Million

9	Percentage of shareholding acquired	100%

10	Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

Headquartered in Connecticut, USA, DTS is a global provider of ER&D services (comprising Embedded Software, Digital Engineering, Design Thinking, Device Engineering etc.) and IT services (Cloud & Infra services, Data Analytics & AI, Enterprise Automation and Customer Experience) to the Industrial, Consumer, Hi-Tech (Communication & Software), and Healthcare & Lifesciences sectors. It has more than 5,600 employees in 14 countries (including India, US, South Korea, UK, Poland, Germany).

Consolidated revenue for the last 3 completed years (for the period ended 31 December): USD 315.0 Mn (CY22); USD 308.2 Mn (CY23) and USD 314.5 Mn (CY24). For CY24, ~85% of revenue would be services and ~15% would be product.